UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO

                                    FORM N-8F

                               FILE NO. 811-21063
                              DATED JULY 11, 2005.
                         PURSUANT TO SECTION 8(F) OF THE
                         INVESTMENT COMPANY ACT OF 1940

                         BACAP OPPORTUNITY STRATEGY, LLC
                             101 SOUTH TRYON STREET
                               CHARLOTTE, NC 28255

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (CHECK ONLY ONE; for descriptions, SEE Instruction 1):

     [ ] MERGER

     [X] LIQUIDATION

     [ ] ABANDONMENT OF  REGISTRATION
         (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ] ELECTION OF STATUS AS A BUSINESS DEVELOPMENT COMPANY
         (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: BACAP OPPORTUNITY STRATEGY, LLC (the "fund")

3.   Securities and Exchange Commission File Nos. 333-85892; 811-21063

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [ ]   Initial Application                [X]      Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     101 South Tryon Street
     Charlotte, NC  28255

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     David A. Rozenson, Esq.             copy to:       John M. Loder, Esq.
     Bank of America Corporation                        Ropes & Gray LLP
     One Financial Center                               One International Place
     Boston, MA 02111                                   Boston, MA 02110
     (617) 772-3333                                     (617) 951-7367

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7.   Name,  address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     BACAP Advisory Partners, LLC   PFPC Inc.              Alkeon Capital Management, LLC
     40 West 57th Street            103 Bellevue Parkway   350 Madison Avenue
     New York, NY 10019             Wilmington, DE 19809   New York, NY 10017

     NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.   Classification of fund (check only one):

     [X] Management company;

     [ ] Unit investment trust; or

     [ ] Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [ ] Open-end     [X] Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts):

     Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated.

     BACAP Advisory Partners, LLC           Alkeon Capital Management, LLC
     101 South Tryon Street                 (sub-adviser)
     Charlotte, NC 28255                    350 Madison Avenue, 9th Floor
                                            New York, New York 10017

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     BACAP Distributors, LLC                Banc of America Securities, LLC
     101 South Tryon Street                 100 North Tryon Street
     Charlotte, NC 28255                    Charlotte, NC 28255

13.  If the fund is a unit investment trust ("UIT") provide:

     (a) Depositor's name(s) and address(es):    Not applicable.

     (b) Trustee's name(s) and address(es):      Not applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

     [ ] Yes          [X] No

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     If Yes, for each UIT state:

     Name(s):
     File No.:
     Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes      [ ] No

          If Yes, state the date on which the board vote took place:

          April 20, 2005

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [ ] Yes      [X] No

          If Yes, state the date on which the shareholder vote took place:

          If No,  explain:  In accordance with Article VI, Section 6.1(1) of the
                            Fund's First Amended and Restated Limited Liability Company Agreement, the Fund may be dissolved upon the affirmative vote of the Fund's Board of Managers, with no shareholder vote required.

II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X] Yes          [ ] No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

          June 8, 2005
          June 9, 2005
          June 29, 2005

     (b)  Were the distributions made on the basis of net assets?

          [X] Yes     [ ] No

     (c) Were the distributions made PRO RATA based on share ownership?

          [X] Yes     [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e) LIQUIDATIONS ONLY: Were any distributions to shareholders made in kind?

          [ ] Yes     [X] No

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          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  CLOSED-END FUNDS ONLY:
     Has the fund issued senior securities?

     [ ] Yes          [X] No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed ALL of its assets to the fund's shareholders?

     [ ] Yes          [X] No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed? None. The remaining assets are being held to pay fund expenses. (See Item 20.)

     (b)  Describe the relationship of each remaining shareholder to the fund:
          Not Applicable.

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ] Yes          [X] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

     [X] Yes          [ ] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed: Approximately $223,641 in cash and an interest receivable of approximately $27,652.

     (b)  Why has the fund retained the remaining assets?
          The cash retained by the fund is being held to pay fund expenses. The interest receivable asset represents interest earned on this retained cash.

     (c)  Will the remaining assets be invested in securities?

          [ ] Yes      [X] No

          The remaining cash is invested in an interest-bearing account.

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21.  Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [X] Yes          [ ] No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:
          Accounts payable in the amount of approximately $195,981 as of September 13, 2005. These accounts payable include the following: (i) legal fees of approximately $87,418; (ii) fees related to tax reporting of approximately $77,000; (iii) accounting fees of approximately $20,000; (iv) storage and printing fees of approximately $10,550; and (v) miscellaneous other expenses of approximately $1,013. The fund anticipates additional expenses relating to tax services to be provided relating to its final period of operations. In addition, the fund's adviser, under the terms of an expense reimbursement agreement, may be entitled to fund assets remaining after the fund's other liabilities are paid, as reimbursement of fund expenses previously paid by the adviser. Any assets remaining after the fund has satisfied its obligations will be distributed pro rata to the fund's investors of record at the time of the fund's final liquidating distribution. To the extent liabilities exceed the fund's assets, the fund's investment adviser will bear the liabilities.

     (b) How does the fund intend to pay these outstanding debts or other liabilities?
          The fund will use the retained cash to pay these liabilities.

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a) List the expenses incurred in connection with the Merger or
         Liquidation:

          (i)  Legal expenses: Approximately $17,500.

          (ii) Accounting expenses: Approximately $8,333.

         (iii) Other expenses (list and identify separately):

               Expenses related to recordkeeping: Approximately $5,000

               Expenses related to insurance: Approximately $54,180

          (iv) Total expenses (sum of lines (i)-(iii) above): Approximately $85,013.

     (b)  How were those expenses allocated?

          All fees and expenses incurred in connection with liquidation of the Fund were borne by the Fund and allocated to investors' capital accounts on a pro rata basis.

     (c)  Who paid those expenses?

          All fees and expenses incurred in connection with liquidation of the Fund were borne by the Fund.

     (d) How did the fund pay for unamortized expenses (if any)? Not applicable.

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23.  Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [X] Yes          [ ] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed: The fund (File No. 811-21063) filed a Form N-8F on July 11, 2005 (Accession No. 0000935069-05-001902). This amendment to that Form N-8F has been filed to respond to a comment received from the staff of the Commission in a letter dated July 26, 2005.

V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ] Yes          [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:


25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ] Yes          [X] No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26.  (a)  State the name of the fund surviving the Merger:


     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:


     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:


     (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION

         The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of BACAP Opportunity Strategy, LLC, (ii) he is the President of BACAP Opportunity Strategy, LLC, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

                                    /s/ Lawrence R. Morgenthal
                                    --------------------------
                                    Lawrence R. Morgenthal
                                    President

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